May 9, 2022

VIA EDGAR

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems Inc.

Offering Statement on Form 1-A

File No. 024-11384

Dear Mr. Scott Anderegg:

This letter is submitted on behalf of Smart Rx Systems Inc., a Florida corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated April 20, 2022 with respect to the Issuer’s Offering Statement on Form 1-A filed with the Commission on December 15, 2020, as amended by Amendment No. 1 to the Offering Statement filed with the Commission on December 20, 2021 (the “First Amendment”), Amendment No. 2 to the Offering Statement, filed with the Commission on February 16, 2022 (the “Second Amendment”) and Amendment No. 3 to the Offering Statement, filed with the Commission on March 23, 2022 (the “Third Amendment” and collectively, the “Offering Statement”). This letter is being submitted contemporaneously with Amendment No. 4 to the Offering Statement on Form 1-A (the “Fourth Amendment”), containing changes made in response to the Staff’s comments to the Third Amendment. Certain capitalized terms set forth in this letter are used as defined in the Third Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the bullet paragraph in the Comment Letter, and is followed by the corresponding response of the Issuer.

1.	We note your written response to comment 6. On pages 9 and 33, you provide disclosures concerning your 2020 and 2019 Audited Book Value and Post-Offering Pro-Form Book Value. If you are going present this information, please update it to include 2021 values.

Issuer’s Response: The Issuer directs the staff to the revised disclosure on pages 9 and 34 of the Fourth Amendment where not only have the Audited Book Value disclosures been updated to include 2021 values, but a comparison of 2021 Book Value per Share to 2020 Book Value per share has been added.

2.	We note your detailed disclosure on page 37 of your use of proceeds by category. We also note your disclosure on page 36 that states “With a portion of the proceeds from this Offering, we plan to redeem Short Term Debt, some, if not all, of our Series A Preferred Shares, some of our Series A+ Preferred Shares and some or our Original Preferred Shares.” Please incorporate this planned use of proceeds with your chart on page 37. In regard to your Short Term Debt, please state the material terms, include interest rate and maturity, of the debt and, if the debt was incurred within the past year, describe the use of the proceeds of the debt.

Issuer’s Response: The portions of debt repayments scheduled as a portion of the redemptions are already included in the amounts reported in each column of the chart within the line item entitled “Redemptions to Founding Shareholders,” and therefore does not need an additional insertion or line item.

As to the terms of the Short Term Debt and the use of proceeds of said debt, the Issuer directs the staff to page 37 where a new chart containing loan terms has been included. The Issuer issued notes to Santu Rohatgi, President, for loans he made to the Issuer in the cumulative amount of $237,292, with no fixed maturity date, at simple interest of 10%. The Issuer also issued notes to original and founding shareholders, inclusive of both the outside members of the Board, for loans in the amount of $1,258,713, with a maturity date of twelve (12) months from the date or receipt, at a simple interest of 18% to 25%. The total loans of $1,496,005 will be payable from the proceeds of the Offering, as stated in the “Use of Proceeds” section, specifically within the line entitled “Redemptions to Founding Shareholders”. All payments to lenders will be first credited to repay interest accrued, and then any remaining funds available to the balance of the principal.

As referenced in the Fourth Amendment, because this Offering has been substantially delayed, all the loans’ proceeds are paying business operations and expenses, such as wages, software and hardware leases, rents, utilities, and regular accounts payable in the course of normal operations, that to the extent of deficits covered by these loans, would have been paid by the proceeds of the Offering had the Offering been placed in a timely manner. Therefore, the loans are bridging the time gap between the receipt of proceeds of the Offering and the expenditure of funds for expenses of the Issuer. The Issuer required these loans to maintain sufficient operations, just as our shareholders have funded our operations since the Issuer’s inception and continue to do so until this Offering and/or institutional funding proceeds are available to us.

3.	Please update your financial statements in the next amendment to comply with paragraphs (b)(3) through (b)(4) in Part F/S of Form 1-A.

Issuer’s Response: The Issuer directs the staff to the revised financial statements and notes thereto beginning on page F-1 of the Fourth Amendment.

4.	Your response to comment 3 did not address our comment. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 or Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) if Part F/S of Form 1-A. Also, ask them to refer to the years then ended, rather than the year then ended, throughout their report.

Issuer’s Response: The Issuer directs the staff to the revised auditor’s report on page F-3, specifically the section titled “Basis for Opinion,” of the Fourth Amendment.

5.	Your response to comment 4 did not address our comment. Please explain your basis in GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.

Issuer’s Response: The Issuer directs the staff to the revised disclosures throughout the Fourth Amendment which now all reflect losses and/or expenses, as applicable, inclusive of all depreciation and amortization, gain or losses on sales of assets, impairment losses and write-off of bad debt from operation income (loss).

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Thomas Voekler
Thomas Voekler

cc:	Michael Beville (via electronic mail)